UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 5, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL PRESENTS NEW CLASS OF STEEL FOR RUSSIAN HELICOPTERS

Moscow, Russia — July 5, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports that the Group's Chelyabinsk
Metallurgical Plant fulfilled the order for a new class of steel for helicopter-making. The order was placed by the Russian Helicopters holding.
High-quality steel was produced in November 2012. The product showed excellent results during preliminary technological testing and is currently passed to industrial production. This type of steel is necessary to manufacture particularly important joints in modern helicopter-making.
Chelyabinsk Metallurgical Plant’s stainless high-strength steel will be used in manufacturing certain joints for the Ka-226(T) helicopter. The light multi-purpose Ka-226(T) helicopter is used for corporate and private flights, as well as special operations and rescue missions.
The modern light Ka-226(T) is estimated by experts to be one of the most ecologically-friendly and safe helicopters in its class, so the steel must be up to the most rigorous standard. The light helicopter is equipped with engines ensuring high carrying capacity and flight height (up to 7,500 meters) as well as a coaxial rotor system.
Chelyabinsk Metallurgical Plant’s high-strength steel will also be used in manufacturing the attack scout helicopter Ka-52 Alligator, which is undisputedly one of the most perfect armed machines in its class. It combines traditional
Russian helicopter virtues with state-of-the-art developments in avionics, arms and flight safety, as well as use of composites. The helicopter has passed all state tests, is in serial production and has been adopted into the Russian Air
Force’s arsenal.
The Russian Helicopters holding plans in the future to use the new type of steel not only to produce important joints for Ka-52 and Ka-226(T), but also for
Mi-type helicopters.
Head of Chelyabinsk Metallurgical Plant’s Technical Team Dmitry Shaburov noted:
“In July 2012 our plant accepted the order for producing steel for helicopter making. For Chelyabinsk Metallurgical Plant, this means making a new type of steel. We worked on the order together with Urals Stampings Plant. The technology of making helicopter steel was developed by the plant’s technical services together with experts from Bardin’s Central Research Institute for
Ferrous Metals and the All-Russian Aviation Materials Institute.”
Officials from the Russian Helicopters holding recently visited Chelyabinsk
Metallurgical Plant. The sides summed up results of their joint efforts on producing the first batch of stainless high-strength steel for helicopter making at the plant.
The plant’s representatives received a letter of gratitude signed by Kamov OAO’s
Chief Constructor, Hero of the Russian Federation Sergey Mikheev.
“Your technical experts’ high level of knowledge and your workers’ dedicated work ensured that the state defense order was fulfilled on time and created the basis for future production of high-strength alloyed specialty steels and alloys,” the letter said.
***
Mechel OAO
Elena Andreyeva
Tel: + 7 495 221 88 88
Elena.andreeva01@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: July 5, 2013	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO